April 7, 2015

JEFFREY R. VETTER		EMAIL JVETTER@FENWICK.COM
Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ivan Griswold, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc.
Draft Registration Statement on Form S-1
Submitted March 3, 2015
CIK No. 0001447599

Ladies and Gentlemen:

On behalf of Fitbit, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement on Form S-1 (CIK No. 0001447599) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 3, 2015 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 30, 2015 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft Registration Statement to update certain other disclosures.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company supplementally provided the Staff with a copy of the “testing-the-waters” slideshow previously presented to qualified institutional buyers and institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that any such written communications may in the future be presented to potential investors or published or distributed, as the case may be, the Company will provide copies of such written materials to the Staff.

2.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company respectfully advises the Staff that it will supplementally provide the Staff with copies of the Company’s proposed graphics and artwork that it intends to use in the prospectus.

3.	In December 2014, a Bloomberg news article reported that “[t]he seven-year-old company has tapped Morgan Stanley to lead an IPO after deciding not to raise financing through a private placement, said one of the people, who asked not to be identified because the information is private. An IPO could raise about $150 million, said another person.” Please outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

To the Company’s knowledge, none of the Company’s officers, directors, employees, or representatives has supplied any information relating to the proposed initial public offering that appeared in the December 2014 Bloomberg article.

The Company advises the Staff that once it had selected its underwriting syndicate in January 2015, it instituted procedures so as to prevent any improper communications regarding the Company or the proposed offering. As part of these procedures, the Company’s general counsel, together with its outside counsel, reviews all outbound press releases and evaluates any proposed interviews or appearances. The Company intends to maintain these procedures throughout the initial public offering process.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

4.	We have received your supplemental submission dated March 16, 2015 containing the industry reports referenced in your draft registration statement. Please tell us whether any of the reports were prepared for you.

The Company respectfully advises the Staff that none of the industry research reports referenced in the Draft Registration Statement were prepared for the Company for use in the Draft Registration Statement or otherwise.

Prospectus Summary

Overview, page 1

5.	Please tell us what consideration you gave to expanding the summary to briefly identify your products, their different functionalities, and prices.

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Draft No. 2.

Our Market Opportunity, page 3

6.	Please provide us with a detailed analysis for why you believe that your addressable market could be extended to the broader health and fitness market. According to your disclosure the broader health and fitness market includes consumer health products, such as weight management products and dietary supplements, which you do not appear to currently offer.

The Company advises the Staff that the Company believes that its addressable market could extend to the broader health and fitness market in the future. The Company is actively pursuing and evaluating opportunities to broaden its product and service offerings beyond the connected health and fitness devices market. For example, the Company recently expanded its service offerings by acquiring FitStar, a company which specializes in custom exercise programs for users. The Company intends to continue to evaluate, and may pursue, other opportunities to expand its platform in the future to the broader health and fitness market. The Company also advises the Staff that while much of the spending in the broader health and fitness market is outside of its current business (such as gym memberships), the Company believes that there may be opportunities to gain additional revenue if consumers divert some of their current spending from some of the other areas of the broader health and fitness market to areas of the Company’s business.

In addition, the Company does not intend for the disclosure to suggest that the Company’s current market encompasses the full health and fitness market, however, the Company believes that inclusion of the statistic indicates that there is a growing interest in health and fitness overall and that the Company could benefit from such increased interest.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

Our Competitive Strengths, page 4

7.	You state that you have more than 16.9 million registered users on your platform. Please provide comparable information as of the end of each fiscal year presented. Such information would appear necessary to provide context and comparability to user growth.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 84 of Draft No. 2.

Our Growth Strategy, page 5

8.	You state that you intend to further penetrate the corporate wellness market and that your corporate wellness program provides real-time group reporting for company administrators. Tell us what consideration you gave to expanding your disclosure here and on page 81, to address any user privacy concerns not otherwise present in sales to retail users. For example, discuss briefly here, and expand as necessary in MD&A and in your discussion of user privacy on page 80, any measures required to maintain employee privacy regarding information such as personal health data or geographical location of users.

In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Draft No. 2. Additionally, the Company advises the Staff that the Company does not share user data with employers without an employee’s express consent, which is revocable at any time. With the employee’s consent, the Company shares certain data, such as the number of steps taken, with the employer. The Company does not currently share information such as heart rate data or geolocation data with employers under its corporate wellness offerings and does not intend to share such data in the future without specific employee consent.

Selected Risks Associated with Our Business, page 5

9.	You describe the differences in voting rights between Class A and B shares. Please expand your description of the two classes of common stock to briefly identify the implications of this corporate structure on purchasers in this offering, such as the type of corporate events where Class B shareholders may be able to impact voting outcomes.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 36, and 37 of Draft No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

The Offering, page 8

10.	Your disclosures indicate that you may effect a split of your common stock prior to the effectiveness of the registration statement. If you do so, please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the stock split. We refer you to SAB Topic 4(C).

The Company confirms that, to the extent the Company effects a stock split of its capital stock prior to the effectiveness of the registration statement, it will revise the financial statements and disclosures throughout the filing to give retroactive effect to the stock split in future pre-effective amendments.

Key Business Metrics

11.	You provide the number of currently registered users on your platform and indicate on page 73 that users with friends are more likely to remain active on your platform for longer than 18 months. Please tell us whether user retention rates are used by your management to evaluate your business, and if so, what consideration you gave to quantifying such rates and disclosing the measure as a key metric.

The Company advises the Staff that the Company’s board of directors and management do not use retention rates as a key metric in evaluating its business. Unlike companies who derive significant recurring revenue from subscription or service-based offerings and for whom the retention rates of customers over time are directly correlated to operating results, the Company’s operating results have historically been, and are currently, driven by sales of its connected health and fitness devices and sales of the Company’s subscription-based premium services have historically been immaterial. Accordingly, the Company’s revenue has not historically been driven by the retention of users on its platform and, therefore, the Company believes that retention rates have not historically provided material insight into the Company’s operating results.

Moreover, in recent periods, the Company has introduced a variety of new connected health and fitness devices with more functionalities and features as well as other products and services to its platform. For example, since 2013, the Company has introduced five new connected health and fitness devices with a variety of additional functionalities and features. Moreover, in March 2015, the Company acquired FitStar which enhanced the Company’s platform by adding interactive video-based exercise experiences on mobile devices and computers. As a result of the rapid development of the Company’s platform in recent periods, retention metrics are difficult to compare across historical periods because various core features and functionalities that are currently offered through the platform were not available to users in prior periods.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

The Company further advises the Staff that its disclosure on page 82 of Draft No. 2 is intended to demonstrate the positive network effects of having connections on the Company’s platform, including added motivation to achieve higher levels of fitness activity, and not to suggest that the Company tracks user retention rates for purposes of managing and evaluating its business.

Instead of retention-based metrics, the Company believes that paid active users is a more relevant and valuable metric to evaluate the Company’s business because the Company believes that paid active users represents the base of users with which the Company has the most direct connection, who are most engaged with the Company’s platform, and to whom the Company is most likely to have success in marketing and selling additional products and services. Accordingly, the Company has added disclosure regarding paid active users on pages 2-3, 12-13, 49-50, 55-56, 80, and 81 of Draft No. 2.

12.	On page 50 you state that you began selling premium services in July 2010, and on page 23 state that you intend to increase sales of subscription-based premium services in the future. Please tell us whether your management uses any measures to manage the extent to which you are able to convert existing registered users to premium services users and how you measure your ability to retain these users.

The Company advises the Staff that sales of the Company’s subscription-based premium services are currently not material and, as discussed in the response to comment number 36, have represented less than 1% of revenue for each of 2012, 2013, and 2014. As such, the Company does not currently use any measures to manage or monitor the extent to which the Company is able to convert existing registered users to premium service users, as it has not been a focal point for growth historically.

13.	Please explain the uncertainty and limitations regarding the relationship between the Devices Sold metric and business growth, and that growth rates between this measure and revenue have not always coincided. For example, from 2011 to 2012 devices sold increased from 0.2 to 1.3 million, while revenues increased from $14.5 to $76.4 million. Expand your disclosure to explain why this metric has not, and may not in the future, always reflect your revenue growth rate experience during that period.

In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Draft No. 2. The Company advises the Staff that growth rates between the devices sold metric and business growth have not always coincided because the Company’s revenue is affected by other variables, such as the types of products sold during the period and the introduction of new product offerings that have higher manufacturer’s suggested retail prices (“MSRP”). As the Company has introduced new devices over time with more functionality and higher MSRPs, the growth rate of the Company’s revenue has surpassed the growth rate of the devices sold metric. For example, the Fitbit Flex, which was introduced in 2013, has greater functionality and a

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

higher MSRP (MSRP of $99.95) compared to the Fitbit Zip (MSRP of $59.95), which was introduced in 2012. Accordingly, increased consumer adoption of the Fitbit Flex in a period relative to the Fitbit Zip will cause a higher revenue growth rate as compared to the growth rate of the number of devices sold during such period.

In addition, the Company’s revenue includes sales of accessories and premium services, which are not included in the Company’s devices sold metric. While revenue associated from sales of accessories and premium services has historically been immaterial, future revenue associated with accessories and premium services may cause the revenue growth rate to increase at a higher rate than the number of devices sold.

Risk Factors

“Because some of the key components in our products come from limited or sole sources of supply …,” page 17

14.	We note your risk factor disclosure heading stating that “[b]ecause some of the key components come from limited or sole sources of supply….” However, the subcaption states that “[m]any of the key components used to manufacture our products...” (emph. added). Please revise the heading to ensure it emphasizes the nature and extent of the risk consistent with the description in the subcaption.

In response to the Staff’s comment, the Company has revised its disclosure on page 18 of Draft No. 2.

15.	You state that you have in the past experienced and may in the future experience component shortages. Please expand your disclosure to provide, to the extent material, quantitative or qualitative context to the impact of these shortages.

The Company advises the Staff that historically component shortages have not had a material impact on the Company. The Company has revised its disclosure on page 18 of Draft No. 2 to clarify that component shortages have been historically immaterial but could be material in the future.

“Any material disruption or breach of our information technology systems …,” page 19

16.	Please revise the heading to ensure that it references the outage you recently experienced. This revision appears necessary to alert investors that the risk is not a mere eventuality and that you have recently experienced such a disruption.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 of Draft No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

“To date, we have derived substantially all of our revenue from sales …, “ page 23

17.	Please consider expanding this risk factor to provide quantitative information regarding the amount of revenues attributable to your subscription-based services.

In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Draft No. 2.

“Our business is subject to a variety of U.S. and foreign laws and regulations …,” page 23

18.	Please expand the subcaption to briefly describe the U.S.-E.U. Safe Harbor Framework.

In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 25 of Draft No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

19.	Your filing presents certain app store rankings and category growth information. For example, you provide:

•	iOS App Store ranking during 2014, on page 51;

•	Growth of the app category on Google Play in 2014, on page 72; and

•	iOS App Store and Google Play rankings for 2014, on page 73.

Please confirm that you will update this information, to the extent available, to provide comparable information for 2015, prior to effectiveness.

The Company intends to update the above referenced information in the Draft Registration Statement, to the extent available, to provide comparable information for 2015. The Company will update this information in the Draft Registration Statement when it includes financial statements for the first quarter of 2015.

20.	We note your disclosures regarding the increasingly global nature of your business. Please expand your overview to provide a more particularized discussion into your current strategies with respect to continuing this expansion. For example, describe whether you are focusing on particular countries or regions, and identify any corresponding challenges to such growth.

In response to the Staff’s comment, the Company has revised its disclosure on page 55 of Draft No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

Factors Affecting Our Future Performance

Category Adoption and Market Growth, page 52

21.	You state that consumer spend on the wearable device market is growing faster than any segment in the global consumer electronics market. We note similar disclosure on page 3 of your summary. Please clarify whether the definition of “wearable device” used to extrapolate this data is coterminous with your health- and fitness- oriented offerings.

The Company respectfully advises the Staff that IDC, which prepared the report that was used to extrapolate the data referenced in the Staff’s comment and which was previously supplementally provided to the Staff (the “IDC Report”), defines a wearable as a device that meets the following criteria: (a) runs on a microprocessor, (b) operates in a hands-free fashion, (c) can be readily put on and taken off, (d) capable of digitally processing data, and (e) wirelessly connects to a network. The Company’s trackers fall within this definition and while the definition of wearable devices includes other devices that are not health- and fitness- oriented, the Company believes that health- and fitness-related devices represent a significant portion of the wearables market. For instance, the IDC Report notes that the wrist-worn wearables market, which accounts for a majority of wearables throughout the periods forecasted in the IDC Report, took steps forward in 2014 due in large part to more health and fitness trackers being launched. The IDC Report also notes that key to the smart wearables experience is the availability of applications, of which health-related applications are a front-runner.

The Company further notes that its disclosure on pages 3-4, 57, and 82 is meant to illustrate the rapid increase in the acceptability and adoption of wearable devices, which is a new category of products, by consumers. The Company believes that health and fitness is a significant use-case of the wearable devices referenced in the IDC Report and thus illustrates that future growth of this market represents a significant opportunity for the Company.

Operating Results, page 55

22.	We note from your disclosures on page 56 that a substantial majority of your revenue increase was due to an increase in the number of devices sold from 4.5 million in 2013 to 10.9 million in 2014. Please revise your disclosures to clarify the extent to which changes in your revenues are attributable to changes in prices. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835.

The Company respectfully advises the Staff that it did not change the price of its products in 2014 and that the change in revenue was attributable to an increase in the number of devices sold in 2014, including devices that the Company began selling in the fourth quarter of 2014 that have higher MSRPs relative to the Company’s other products. The Company has revised its disclosure on pages 61 and 63 of Draft No. 2 to disclose the revenue attributable to the products that it began selling in 2013 and 2014.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

23.	Please clarify your disclosures on page 56 that indicate international revenue increased “to $117.0 million, or 180%.” In this respect, it appears as though your international revenues increased “by $117.0 million, or 180%.”

In response to the Staff’s comment, the Company has revised its disclosure on page 61 of Draft No. 2.

24.	We note from your disclosures on page 52 that since the beginning of 2013, you have released five new connected health and fitness devices, including the Fitbit Charge, Fitbit Charge HR, and Fitbit Surge, which were released in the fourth quarter of 2014. Please tell us your consideration of disclosing the impact of introducing these new devices on your revenues for each period presented. We refer you to Section III.B of SEC Release 33-6835.

In response to the Staff’s comment, the Company has revised its disclosure on pages 61 and 63 of Draft No. 2.

25.	We note from your disclosures on page F-36 that you added a significant new customer during fiscal 2014. Please tell us your consideration of disclosing the impact this new customer had on your revenues during fiscal 2014.

The Company respectfully advises the Staff that Wynit Distribution (“Wynit”), which is a distributor of the Company’s products that accounted for approximately 13% of the Company’s revenue in 2014, was also a distributor of the Company’s products in 2012 and 2013. However, sales through Wynit did not equal or exceed 10% of the Company’s revenue in 2012 and 2013 and therefore its percentage of the Company’s revenue was not disclosed in the notes to the Company’s financial statements. Accordingly, the Company did not disclose the specific impact that Wynit had on the Company’s revenue during 2014 as the increase in sales to Wynit was not a significant driver of revenue growth in 2014 and the Company believes that increased demand from end-consumers was instead the more meaningful factor.

Liquidity and Capital Resources, page 60

26.	Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose your day’s sales outstanding and inventory turnover at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Draft No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common stock valuations, page 68

27.	Please revise to disclose that estimates will not be necessary to determine the fair value of new equity awards once the underlying shares begin trading.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 of Draft No. 2.

28.	Please tell us the following for stock options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing: the grant date, the number of options or shares granted, the exercise price, and the fair value of the common stock on the grant date. The number of options may be aggregated by month or quarter and the information can be presented as weighted- average per share amounts.

Between January 1, 2014 and April 7, 2015, the Company granted the following stock options:

Month of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price per Share	Common Stock Fair Value per Share
June 2014	4,847,454	$3.44	$3.44
August 2014	8,121,612	$5.45	$5.45
September 2014	660,678	$5.45	$5.45
October 2014	194,800	$5.45	$5.45
December 2014	904,600	$6.78	$6.78
February 2015	2,477,050	$11.06	$11.06
March 2015	75,001	$18.85	$18.85

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

The fair values of the shares of common stock underlying the stock options described above were determined by the Company’s board of directors and were based in part upon valuations provided by an independent third-party valuation firm. The awards in June 2014 were based in part on a valuation prepared as of March 31, 2014. The awards in August 2014, September 2014, and October 2014 were based in part on a valuation prepared as of June 30, 2014. The awards in December 2014 were based in part on a valuation prepared as of October 31, 2014. The awards in February 2015 were based in part on a valuation prepared as of December 31, 2014. The awards in March 2015 were based in part on a valuation prepared as of March 15, 2015.

In addition, in March 2015, the Company granted 194,423 restricted stock units with a grant date fair value of $18.85 per share.

Business

Our Competitive Strengths, page 74

29.	You state that during February 2015, your platform received on average over 150 million daily API requests from third-party apps and sent on average over 15.5 million daily API requests to third-party APIs. Please explain the relevance of this measure, if any, to your revenues and results of operations.

The Company respectfully advises the Staff that it has included disclosure in the Draft Registration Statement regarding the number of daily APIs sent and received by the Company’s platform as an illustration of the volume of the third-party applications and services that interact with the Company’s platform, which is an example of the breadth of the Company’s ecosystem of partners. The Company has revised its disclosure on page 84 of Draft No. 2 to clarify that these statistics are intended to demonstrate the breadth of the Company’s ecosystem. While the Company does not believe that this information is directly relevant to the Company’s revenue and operating results, the Company believes that the breadth of its health and fitness ecosystem provides additional value to its existing users, for example, by allowing users to incorporate their activity information into a third-party application such as the MapMyRun application, which makes the Company’s products and platform more attractive, extends the reach of the Company’s platform to potential new users, and demonstrates broad adoption of the Company’s platform.

Our Growth Strategy, page 75

30.	You indicate that you intend to further penetrate the corporate wellness market, and that as health care costs continue to rise, more employers will seek to implement such programs. Expand your disclosure here and in MD&A to identify the challenges associated with such sales, such as insurance-related requirements, if any, demonstrating that your solutions deliver cost savings in this area.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 85 of Draft No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

Our Commitment to Privacy, page 80

31.	Please expand your disclosure here and elsewhere in the document to explain with more specificity how user information is shared through online social networks or available to third-party app developers.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 21, 25, 82, and 91 of Draft No. 2.

32.	You state that you only share personally identifiable data in some circumstances such as receipts of search warrants or subpoenas from law enforcement agencies. Please tell us whether data collected through your devices could be used in civil litigation involving your users, and if so, discuss any resulting material impact on your business.

The Company has revised its disclosure on page 91 of Draft No. 2. In accordance with the Company’s privacy policy, the Company may be required to disclose a user’s personally identifiable data in response to a validly issued legal process in both criminal and civil litigation matters. The Company believes that the disclosure of data in connection with civil litigation involving users has not had, and will not have, a material impact on its business.

Sales Channels and Customers

Retail Channels, page 81

33.	We understand from news reports that devices made by certain makers of wearables are no longer being sold through Apple Stores. If true, please describe the strategic or financial impact, if any, on your company and industry.

The Company has a broad and diversified sales channel and its products are sold in over 45,000 retail stores and in more than 50 countries, through its retailers’ websites, through its online store at Fitbit.com, and as part of its corporate wellness offering. The Company’s products ceased being distributed through Apple Stores in November 2014. We respectfully advise the Staff that the Company historically derived an immaterial amount of revenue through sales of its products through Apple Stores. For example, during 2014, less than 1% of the Company’s revenue was derived from sales of its products through Apple Stores. Accordingly, no longer selling products through Apple Stores has had an insignificant strategic and financial impact on the Company and on its market position.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

Competition, page 83

34.	Please tell us what consideration you gave to expanding your disclosure to better distinguish between devices that are health- or fitness- oriented from devices that provide broader functionality.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 94 of Draft No. 2.

Description of Capital Stock

Choice of Forum, page 109

35.	Please tell us what consideration you gave to including risk factor disclosure addressing the impact of the exclusive forum provision on investors. Please understand that we may have additional comments once you have filed your amended charter documents.

In response to the Staff’s comment, the Company has revised its disclosure on page 38 of Draft No. 2.

Consolidated Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-13

36.	Please quantify separately the amount of revenues from your subscription-based premium services and corporate dashboard renewals for each period presented.

The Company respectfully advises the Staff that revenue from its subscription-based premium services and corporate dashboard tool were as follows:

•	2012: $0.5 million, or 0.7%, of revenue of $76.4 million

•	2013: $1.2 million, or 0.4%, of revenue of $271.1 million

•	2014: $2.3 million, or 0.3%, of revenue of $745.4 million

The Company has added disclosure on pages 72 and F-13 of Draft No. 2 to clarify that revenue from subscription-based premium services and the corporate dashboard tool was below 1% of revenue for 2012, 2013, and 2014.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

37.	We note that your hardware contains firmware essential to the functionality of the connected health and fitness devices. We further note from your website that you provide free product enhancements and bug fixes via firmware updates. Please tell us whether you believe these firmware updates represent a separate unit of accounting. We refer you to the guidance in ASC 605-25.

The Company respectfully advises the Staff that the Company has never granted its customers any express contractual rights for product enhancements through firmware updates and, through December 31, 2014, it had not intended to imply that its customers have any rights to these updates. The Company also submits to the Staff that while it has provided bug fixes, the Company does not believe these are considered a separate unit of accounting since they have been provided to ensure that the Company’s devices are performing in accordance with published specifications. Therefore, these bug fixes have been accounted for as a product warranty pursuant to the guidance in Accounting Standard Codification (“ASC”) 450, Contingencies. There is no activity that would constitute an implied obligation requiring separate unit of accounting. Historically, there have been no activities that created an implied obligation to provide firmware updates. Since there are no express contractual rights or any historical presence of any implied rights to firmware updates, the Company has not accounted for any separate unit of accounting relating to firmware updates.

The Company also submits to the Staff that, while the Company did not modify its agreement with its customers to create an explicit obligation to its customers, in the first quarter of 2015, the Company publicly announced free product enhancements through firmware updates for certain devices. For example, the Company announced enhancements at the Consumer Electronics Show in January 2015 and through a press release dated March 23, 2015. The Company acknowledges that through these various media and other announcements, an implied obligation may have been created in 2015 and is currently assessing these firmware updates using the guidance in ASC 605-25-25-5 to determine whether they should be considered as a separate unit of accounting in 2015.

38.	We note that software services are included with your products, which are provided free of charge and enables users to sync, view, and access real-time data on your online dashboard and mobile apps. Please clarify whether you use the BESP or TPE to allocate revenues for the software services. In this respect, we note from your disclosures that there are no identical or directly comparable products or services. Describe in greater detail how you determined that these software services are currently estimated at $0.99. Tell us how you considered the guidance in ASC 605-25-25-5 in determining whether the software services have stand-alone value. Explain how you determined that ten months is the estimated usage period over which these software services should be recognized. In addition, tell us the amount of software services revenue recognized in each period presented.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

The software services, which are comprised of the Company’s online dashboard and mobile applications, are considered a separate unit of accounting and the arrangement revenue is allocated to such services using third-party evidence (“TPE”). The determination of TPE involves management’s judgment and is dependent on multiple factors such as market conditions and competitor pricing. The Company submits to the Staff that many third-party health and fitness online and mobile applications, while not identical, have similar or overlapping features and functionalities with the Company’s online dashboard and mobile applications. The Company believes that the target audience for such online or mobile applications are similarly situated customers as the Company’s customers or potential customers. In addition, the Company believes that some users of these third-party online and mobile applications download them as an alternative or complement to the Company’s online and mobile applications. The Company notes that these third-party online and mobile applications are generally offered at little (i.e., $0.99) or no cost. Therefore, the Company has determined TPE for the online dashboard and mobile applications to be estimated at $0.99, as that is the price charged by other third-party applications with the most comparable features. The Company submits to the Staff that it has updated its disclosure on pages 71 and F-13 of Draft No. 2 to remove the reference to “no direct and comparable products or services.”

The Company respectfully advises the Staff that it complies with ASC 605-25-25-5 as follows.

ASC 605-25-25-5 states that in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

(a) The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s):

The Company believes that both the product and software services have stand-alone value to the customer as other vendors separately sell both products and health and fitness online and mobile applications with similar features and functionality as the Company’s products and online dashboard and mobile applications. The website and mobile applications are made separately available to customers, whether or not they have purchased a tracker. Customers may download the mobile applications or obtain website access free of charge. This is consistent with many of the Company’s competitors who also provide free website access, where customers can manually upload their daily activity information and maintain a log of such information.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

(b) If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor:

The Company’s products have a general right of return, however, performance of the services is probable and in the Company’s control.

The Company recognizes amounts allocated to the software services over their estimated usage period, which is based on the period in which users actively sync their devices to the Company’s mobile applications or website dashboard. The estimated usage period was determined based on an analysis of the device sync frequency which indicates that the majority of the Company’s users upgrade their device, significantly reduce their activity, or are no longer active ten months after sale of the device. The Company will continuously assess the estimated usage period of its software services.

The Company recognized $0.6 million, $2.9 million, and $6.6 million in software services revenue in 2012, 2013, and 2014, respectively.

39.	We note from your disclosures on page 26 that there are significant costs and risks inherent in conducting business in international markets, including longer collection cycles in some countries. Please tell us the extended payment terms and standard payment terms that you offer to your customers. Quantify how much of your accounts receivable balance and sales relate to extended payment terms. Revise your disclosures to explain how the extended payment terms impact your revenue recognition.

The Company respectfully advises the Staff that the risk factor on pages 27 and 28 of Draft No. 2 refers to the general conditions of operating in international markets, which may include longer sales or collection cycles in some countries. These include countries that the Company may enter into in the future. However, currently, all customers are offered standard payment terms of net 45 to net 60 days, and most international customers are offered payment terms of net 45 days. The Company does not consider these payment terms to be extended and, accordingly, there is no impact on revenue recognition as it relates to the revenue recognition criteria for a fixed or determinable fee. None of the accounts receivable balances as of December 31, 2014 and sales during 2014 had extended payment terms. As such, the Company does not believe that revisions to its disclosure are necessary.

Rights of Return, Stock Rotation Rights, and Price Protection, page F-14

40.

Please clarify when you recognize revenues sold through your network of retailers and distributors. If revenue is recognized based on a sell-through model, tell us how you confirm that an end-user has purchased your product and the product has been delivered. Describe the type of evidence obtained from the retailers and distributors, and the timeliness of this evidence. In addition, we note that you offer limited rights of

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

return, stock rotation rights, and price protection under various policies and programs with your retailer and distributor customers and end-users. Please clarify how your accounting complies with the guidance in ASC 605-15-25-1 and 3.

The Company respectfully advises the Staff that revenue associated with sales through the Company’s network of retailers and distributors are substantially recognized on a sell-in basis.

The Company advises the Staff that it accounts for rights of return, stock rotation rights, and price protection using the guidance in ASC 605-15-25-1 and 605-15-25-3 as follows:

(i) ASC 605-15-25-1 states that if an entity sells its product but gives the buyer the right to return the product, revenue shall be recognized at the time of sale only if all of the following conditions are met:

(a)	The seller’s price to the buyer is substantially fixed or determinable at the date of sale: Retail and distributor customers and corporate wellness customers purchase products at a fixed price under master agreements and/or purchase orders. Individual customers who purchase through Fitbit.com are offered a fixed price at time of sale. Historically, the Company has not provided concessions on price other than the end-of-life for the Fitbit Ultra upon release of the Fitbit Zip and Fitbit One trackers in 2012. The price protection claims resulting from the end-of-life of Fitbit Ultra were immaterial.

(b)	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product: Retail and distributor customers are obligated to pay for products purchased under standard payment terms irrespective of sell through to end customers. Customers that purchase through Fitbit.com pay by credit cards, which are verified prior to shipment.

(c)	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product: Certain retailers purchase on an FOB destination basis, and risk of theft, physical destruction, or damage rests with the Company until the product is delivered at which time the risk is transferred to the customer and revenue is recognized. In addition, the Company replaces trackers lost in transit to end customers on direct sales arrangements, for which revenue is recognized upon delivery to the customer. In all other cases, the risk of theft, destruction, or damage to the product rests with the buyer.

(d)	The buyer acquiring the product for resale has economic substance apart from that provided by the seller: Retailers and distributors that resell the Company’s products are generally large retailers and distributors that stock and resell a variety of products. The Company’s retailers and distributors include Best Buy, Wynit, and Amazon.com. Retailers’ and distributors’ obligation and ability to pay is not dependent on sales to end customers.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

(e)	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer: The Company provides a marketing development fund (“MDF”) to certain retailer and distributor customers. Such MDFs are standard industry practice related to advertising and marketing activities and do not involve significant direct selling efforts to bring about resale of the products.

(f)	The amount of future returns can be reasonably estimated: The Company is able to make reasonable estimates of the amount of future returns based on historical experience.

(ii) ASC 605-15-25-3 provides indicators of factors present that would impair an entity’s ability to make a reasonable estimate. The Company believes that there are no factors present that would impair the Company’s ability to make a reasonable estimate as:

(a)	The Company believes the risk of technological obsolescence or changes in demand are low in the short term.

(b)	Certain retailers and distributors are allowed to return products at any time. Although there is no limit when products may be returned by such retailers and distributors, the Company has sufficient history by which to estimate returns.

(c)	The Company has historical experience with similar types of sales of similar products.

(d)	The Company has a large volume of relatively homogeneous transactions that are analysed for historical returns.

The Company also considered factors outlined in SAB Topic 13.A.4.b, and believes that the additional factors that may preclude it from making reasonable estimates are not present. For example:

(a)	The Company considers and monitors excess levels of inventory in distribution channels in estimating returns. The Company historically has not had excess levels of inventory in distribution channels.

(b)	The Company has visibility on level of sales and inventory in distribution channels and is able to obtain information on customers’ sales to end users for the majority of its distributors.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

(c)	The Company sells to a variety of large reputable retailers and distributors with whom the Company has sufficient history.

(d)	The Company uses historical trends of previously released products to record reserves for newer products, as they are considered to be similar in nature.

Historically, stock rotation and price protection claims by the Company’s retailers or distributors have been insignificant.

Note 6. Balance Sheet Components

Accounts Receivable Reserves, page F-19

41.	Please tell us why your product revenue reserve decreased as a percentage of net sales in fiscal 2014. In this respect, we note that the actual returns taken increased as a percentage of net sales in fiscal 2014.

The Company records its product revenue reserve based on historical trends that consider a twelve-month rolling average of customer return data, trends by type of customer, and specific return rates for certain large individual retailers and distributors. During 2014, the Company continued to establish additional history on trends of returns. Actual returns increased during 2014 due to the increase in volume of sales driven by increased demand for the Company’s products.

The Company expects that the return rate would range from 5% to 7% of net revenue, taking into consideration historical customer experience, product launches, market conditions, seasonality, and other factors. The Company respectfully submits to the Staff that the increase in the actual returns taken as a percentage of net revenue for 2014 compared to 2013 is primarily attributable to a one-time sales return of $2.9 million from a related party, SoftBank BB, as the Company moved to a different distributor, as disclosed on pages F-34 and F-35 of Draft No. 2. This one-time sales return was not included in the historical trend analysis to establish the reserve at year-end as this return is not expected to be indicative of future results. In addition, actual returns for 2014 as a percentage of net revenue for 2014 were 4%, below the expected range of 5% to 7%, due to returns not yet received from sales in the fourth quarter of 2014 as there is a three-to-four month lag in returns from time of purchase.

Accrued Liabilities, page F-20

42.	Please tell us why your product warranty reserve decreased as a percentage of net sales in fiscal 2014, especially considering the significant costs recently incurred as a result of your Fitbit Force Recall. In this respect, we also note that many of your products were only recently released and you appear to have increased sales in the European Union where you provide a two-year warranty.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

The Company respectfully advises the Staff that the product warranty reserve disclosed on page F-21 of Draft No. 2 does not include the reserve for costs incurred as a result of the Fitbit Force recall. The product returns related to the Fitbit Force recall are included in the section titled “Fitbit Force Recall Reserve” on page F-21 of Draft No. 2. The Company has revised its disclosure on page F-21 of Draft No. 2 to clarify that the product warranty reserve does not include the reserve for costs incurred as a result of the Fitbit Force recall.

The Company advises the Staff that the Company’s policy is to record the product warranty reserve based on historical patterns of sales and settlement claims. The amount of warranty claims experienced during 2014 did not increase proportionately to the increase in sales during 2014.

With respect to many of the Company’s recently released products, the Company believes it has sufficient history of both wrist-based and clip-based tracker devices as Fitbit Flex was first sold in May 2013 and Fitbit One was first sold in September 2012. The Company uses this history to record warranty reserves for newer products, which it considers to be similar in nature to previously released products, as the Company believes that warranty trends are comparable.

With respect to warranty reserves for sales in the European Union, the Company advises the Staff that the warranty reserve is based on historical sales and settlement claims during the previous 24 months for European Economic Area sales, and 12 months for all other sales. Therefore, the Company believes that the longer warranty period in the European Economic Area is already being considered in its warranty reserve calculations.

Fitbit Force Recall Reserve, page F-21

43.	We note that the product recall has no expiration date. Please tell us whether you have incurred additional costs in connection with the Fitbit Force Recall during fiscal 2015.

The Company respectfully advises the Staff that no additional costs have been incurred in connection with the Fitbit Force recall during 2015 over the amount previously reserved as of December 31, 2014.

Note 15. Net Income (Loss) per Share Attributable to Common Stockholders and Unaudited Pro Forma Net Income (Loss) per Share Attributable to Common Stockholders, page F-35

44.	Please clarify the nature of your $10,175 adjustment in calculating net income attributable to common stockholders—diluted.

The Company respectfully advises the Staff that, as disclosed on pages F-16 and F-17 of Draft No. 2, basic and diluted net income per share attributable to common stockholders is presented in accordance with the two-class method required for participating securities. Under

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

the two-class method, the undistributed earnings are allocated to the common stock and preferred stock based on their contractual participating rights. For purposes of the diluted EPS calculation, stock options which are potential shares of common stock have been included in the denominator to the extent they are dilutive. The undistributed earnings are then reallocated between the common stock and the preferred stock. The $10.2 million represents the incremental amount of undistributed earnings that are allocated to the common stock rather than the preferred stock as a result of the assumed exercise of the dilutive stock options.

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United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Via E-mail
James Park
William Zerella
Andy Missan, Esq.
Juliana Chen, Esq.
Cynthia C. Hess, Esq.
James D. Evans, Esq.
Ran D. Ben-Tzur, Esq.
Rezwan D. Pavri, Esq.
Richard A. Kline, Esq.